SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No.___)*

Golden Minerals Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

381119106

(CUSIP Number)

June 10, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Equinox Illiquid Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

196,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

196,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mason Hill Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

196,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

196,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Equinox Illiquid General Partner, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

196,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

196,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sean Fieler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

196,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

196,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

William Strong

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

196,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

196,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).	NAME OF ISSUER:

Golden Minerals Company (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1700 Lincoln Street, Suite 3050

Denver, Colorado 80203

ITEM 2(a).	NAME OF PERSON FILING:

The names of the persons filing this statement on this Schedule 13G (collectively, the “Reporting Persons”) are:

-	Equinox Illiquid Fund, LP (the “Illiquid Fund”).
-	Mason Hill Advisors, LLC (“Advisors”).
-	Equinox Illiquid General Partner, LP (the “General Partner”)
-	Sean Fieler (“Mr. Fieler”).
-	William Strong (“Mr. Strong”).

The General Partner is the general partner of the Illiquid Fund. Advisors is the investment manager of the Illiquid Fund. Messrs Fieler and Strong are the controlling persons of the General Partner and Advisors.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The business address of each of the Illiquid Fund, Advisors, the General Partner and Messrs. Fieler and Strong is 623 Fifth Avenue Fl 27, New York, New York 10022.

ITEM 2(c).	CITIZENSHIP:

Each of the Illiquid Fund and the General Partner is a Delaware limited partnership.

Advisors is a Delaware limited liability company.

Each of Mr. Fieler and Mr. Strong is a citizen of the United States.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $.01 par value per share (the “Common Stock”)

ITEM 2(e).	CUSIP NUMBER:

381119106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
(i)	The Illiquid Fund owns 196,000 shares of Common Stock.

(ii)        Advisors, as the investment manager of the Illiquid Fund, beneficially owns the shares of Common Stock held by the Illiquid Fund.

(iii)       The General Partner, as the general partner of the Illiquid Fund, beneficially owns the shares of Common Stock held by the Illiquid Fund.

(iv)       Messrs. Fieler and Strong, as the controlling persons of Advisors and the General Partner, are each deemed to beneficially own 196,000 shares of Common Stock.

(v)	Collectively, the Reporting Persons beneficially own 196,000 shares of Common Stock.

(b)	Percent of Class:

(i)        Each Reporting Person’s beneficial ownership of 196,000 shares of Common Stock represents 6.0% of all of the outstanding shares of Common Stock.

(ii)        Collectively, the Reporting Persons’ beneficial ownership of 196,000 shares of Common Stock represents 6.0% of all of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Illiquid Fund, Advisors, the General Partner and Messrs. Gem Partners, Advisors and Messrs. Fieler and Strong have shared power to vote or direct the vote of the 196,000 shares of Common Stock held by the Illiquid Fund.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The Illiquid Fund, Advisors, the General Partner and Messrs. Gem Partners, Advisors and Messrs. Fieler and Strong have shared power to dispose or direct the disposition of the 196,000 shares of Common Stock beneficially held by the Illiquid Fund.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit B.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	June 22, 2009

EQUINOX ILLIQUID FUND, LP
By: Mason Hill Advisors, LLC, as Investment Manager

By: /s/ Brian Tsai
Brian Tsai, Chief Operating Officer

MASON HILL ADVISORS, LLC

By: /s/ Brian Tsai
Brian Tsai, Chief Operating Officer

EQUINOX ILLIQUID GENERAL PARTNER, LP
By: Strong & Fieler, LLC

By: /s/ Sean Fieler
Sean Fieler, Managing Member

/s/ Sean Fieler
Sean Fieler

/s/ William Strong
William Strong

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Golden Minerals Company dated as of June 22, 2009 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	June 22, 2009

EQUINOX ILLIQUID FUND, LP
By: Mason Hill Advisors, LLC, as Investment Manager

By: /s/ Brian Tsai
Brian Tsai, Chief Operating Officer

MASON HILL ADVISORS, LLC

By: /s/ Brian Tsai
Brian Tsai, Chief Operating Officer

EQUINOX ILLIQUID GENERAL PARTNER, LP
By: Strong & Fieler, LLC

By: /s/ Sean Fieler
Sean Fieler, Managing Member

/s/ Sean Fieler
Sean Fieler

/s/ William Strong
William Strong

EXHIBIT B

Equinox Illiquid Fund, LP

Mason Hill Advisors, LLC

Equinox Illiquid General Partner, LP

Sean Fieler

William Strong